UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ON TRACK INNOVATIONS LTD

(Name of Issuer)

Ordinary Shares, par value NIS 0.10 per share

(Title of class of Securities)

M8791A

(CUSIP Number)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[   ]  Rule 13d-1(d)

CUSIP No. M8791A
(1) Names of reporting persons – Jerry Lafe Ivy, Jr.
(2) Check the appropriate box if a member of a group
(a) [ ]
(b) [ ]
(3) SEC use only
(4) Citizenship or place of organization – U.S.
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power - 2,641,116
(6) Shared voting power - 422,800
(7) Sole dispositive power - 2,641,116
(8) Shared dispositive power - 422,800
(9) Aggregate amount beneficially owned by each reporting person - 3,063,916
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) – 9.1%
(12) Type of reporting person (see instructions) - IN

Item 1.

(a)	Name of issuer: On Track Innovations Ltd

(b)	Address of issuer’s principal executive offices: Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel

Item 2.

(a)	Name of Person Filing: Jerry Lafe Ivy, Jr.

(b)	Address of principal business office or, if none, residence: 1003 Lake St. #301, Kirkland, WA 98035

(c)	Citizenship: US

(d)	Title of Class of Securities: Ordinary Shares, par value NIS 0.10 per share

(c)	CUSIP No.: M8791A

Item 3.  If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a :

(a) [  ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [  ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [  ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [  ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) [  ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) [  ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) [  ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) [  ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [  ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [  ] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k) [  ] Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.  Ownership.

(a)	Amount beneficially owned: 3,063,916

(b)	Percent of Class: 9.1%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 2,641,116
(ii)	Shared power to vote or to direct the vote: 422,800

(iii)	Sole power to dispose or to direct the disposition of: 2,641,116

(iv)	Shared power to dispose or to direct the disposition of: 422,800

Item 5.  Ownership of Five Percent or Less of a Class.  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [   ].

N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.  Identification and Classification of Members of the Group

N/A

Item 9.  Notice of Dissolution of Group

N/A

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Explanatory Note:

This filing constitutes an amendment of the Reporting Person’s Schedule 13D, as amended, initially filed on March 2, 2012.  Mr. Ivy no longer holds the securities for the purpose of or with the effect of changing or influencing the control of the issuer.  As part of the Schedule 13D, Marlene Ivy was a reporting person due to the ownership of shares in joint tenancy with Mr. Ivy.  Ms. Ivy was not the beneficial owner of more than 5 percent of the class of securities.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 15, 2015
//s// Jerry Lafe Ivy, Jr.
Jerry Lafe Ivy, Jr.